

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 13, 2011

<u>Via Facsimile and U.S. Mail</u>

Douglas C. Markel, Esq.
Simpson Thacher & Bartlett LLP
3919 China World Tower
1 Jianguomenwai Avenue
Beijing 100004
People's Republic of China

       Re: Chemspec International Limited
              Schedule 13E-3 filed May 3, 2011
              File No. 5-85329

Dear Mr. Markel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement</u>

1.   Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). In this regard, please relocate the "Cautionary Note Regarding Forward-Looking Statement" section.

Summary Term Sheet, page 4

Shareholder Vote Required to Adopt the Merger Agreement, page 6

2. Please revise to clarify how many votes by unaffiliated security holders will be required to meet the majority of the minority vote. In addition, disclose the number of votes required to meet the majority of the minority vote in the event Mr. David Yunhung Tang, who owns 9.9% of your shares, votes to approve the merger.

Position of Buyer Filing Persons as to Fairness, page 8

3. Please revise the summary to include the fairness determination by the issuer and a discussion of the benefits and detriments of the merger.

Interests of the Company's Executive Officers and Directors in the Merger, page 9

4. Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

Special Factors, page 25

5. Please revise to discuss any alternative means considered by the subject company or the filing persons to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Reasons for the Merger and Recommendations…, page 31

6. Please revise to discuss each filing person's reasons for undertaking the merger at this particular time, as opposed to another time, in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

7. Please revise to clarify whether the board adopts the analysis and conclusions of Independent Committee. We note that the board adopts the "recommendations and analysis" of the Independent Committee.

8. We note that the board believes that the merger is fair to the "holders of the Company's Shares and ADS (other than holders of the Excluded Shares)," which includes other affiliates, such as officers and directors. Please revise throughout the document to consistently state whether the going private transaction is substantively and procedurally fair to the *unaffiliated* security holders of

Chemspec. Refer to Item 1014(a) of Regulation M-A, which requires a fairness determination targeted towards unaffiliated shareholders.

9. We note that the board considered the historical market prices. Please revise to further address whether the board considered the higher market prices of up to $9.65 during the past two years. Refer to Instruction 2(iv) to Item 1014 of Regulation M-A.

Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger, page 37

10. Please revise the second bullet point to address the highest stock price during the same 52-week period. In addition, please revise to address historical stock prices during the past two years.

Certain Financial Projections, page 40

11. We note that Houlihan Lokey also derived projected cost of goods sold, projected selling, general and administrative expenses and projected depreciation expenses for the fiscal years 2011 through 2013. Please revise to disclose these projections.

Opinion of the Independent Committee's Financial Advisor, page 42

12. We note the limitation on reliance by security holders appearing on page 44 and page B-3 of the opinion. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term "solely." Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that security holders cannot rely upon the opinion including whether the financial advisor intends to assert the substance of the disclaimer as a defense to security holder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such security holder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also, disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

13. For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the implied per ADS values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for enterprise value and adjusted EBITDA. Please include comparable information for the issuer. It

may be useful if this additional information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

14. Please revise to address how the financial advisor concluded that the price was fair when the merger consideration is at the low-end of the ranges of implied value per ADS under the selected transactions and discounted cash flow analyses.

Other Matters, page 48

15. Please revise to quantify the compensation paid to Houlihan Lokey. Refer to Item 1015(b)(4) of Regulation M-A.

Effects of the Proposed Merger on the Company, page 49

16. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Transactions with affiliates, page 57

17. We note that you refer to transactions described in your annual report. Please revise to describe in this section any agreements or arrangements and any conflicts of interest in connection with the Scheme. Refer to Item 1005(d) of Regulation M-A. For each agreement or arrangement already disclosed, please revise to ensure that the nature of the affiliation is clearly described.

Financial Information, page 85

18. In view of your decision to incorporate financial information by reference under Item 13 of Schedule 13E-3, complete summarized financial information of the issuer is required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to include all of the issuer's summarized financial information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions